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July 28, 2022

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Matthew Derby
Mitchell Austin

Re:	Bitfufu Inc.

Amendment No. 2 to Draft Registration Statement on Form F-4

Submitted July 1, 2022

CIK No. 0001921158

Dear Mr. Derby and Mr. Austin:

On behalf of BitFuFu Inc. (the “Company”), we are hereby responding to the letter dated July 20, 2022 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 2 to Draft Registration Statement on Form F-4 confidentially submitted to the Commission on July 1, 2022 (the “Draft Registration Statement”). In response to the Comment Letter and to update certain information in the Draft Registration Statement, the Company is confidentially submitting its revised draft registration statement on Form F-4 (the “Revised Draft Registration Statement”) to the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Financial Projections, page 106

1. Your current financial projections assume an average Bitcoin price at $45,000 during 2022. You further state that pricing and revenue generated from each of your revenue streams in 2021 are largely affected by the price of Bitcoin. Given the current price of Bitcoin is significantly lower than this assumed price, tell us how you considered revising your financial projections to include a lower price than the forecasted price (e.g., sensitivity analysis).

RESPONSE: The Company acknowledges the Staff’s comment and respectfully submits the following sensitivity analysis of BitFuFu’s financial projection.

In addition to the price of Bitcoin, the Company’s revenue streams in 2022 are also driven by the total hash rate in its operations. The average price per Bitcoin for the six months ended June 30, 2022 was approximately US$35,000, lower than the assumed average Bitcoin price at US$45,000 in 2022, which was determined based on a 30-day average of the close price of Bitcoin of US$45,216.4 that ended one day prior to the date of the definitive merger agreement. Assuming that BitFuFu can reach the hash rate capacity of 10.0 EH/s by the end of 2022 under its original projection, the sensitivity analysis of BitFuFu’s financial performance in 2022 by Bitcoin price is set forth below:

Average Bitcoin price for the second half of 2022 (US$)	20,000	25,000	30,000	35,000	40,000	45,000
Revenue of year 2022 (million US$)	227.17	241.39	255.62	269.84	284.07	298.29
Net profit of year 2022 (million US$)	10.26	20.22	30.18	40.13	50.09	60.05
EBITDA of year 2022 (million US$)	36.48	50.71	64.93	79.16	93.38	107.65
2022E Dec. ARR*(million US$)	255.69	291.23	326.77	362.31	397.85	433.39

*BitFuFu’s 2022 December ARR is calculated as December 2022 revenue x 12, based on the assumed respective average Bitcoin price for the second half of 2022.

Currently, all of the miners under BitFuFu’s management are from Antminer S19 series, more than 80% of which are from the Antminer S19j pro series, one of the most advanced miner series on the market. As it operates miners with higher energy efficiency, BitFuFu believes that the mining operation using its services remain profitable and the demand for its services remain strong. BitFuFu expects that the purchase price of miners and hash rate will decrease if the Bitcoin price is kept at the current level or continues to decrease. In that case, BitFuFu plans to further expand its miner fleets in 2022 to accommodate its customers’ demand for hash rate and its self-mining operations. Assuming BitFuFu could further expand its miner fleets and reach the hash rate capacity of 13.5 EH/s by the end of 2022, the sensitivity analysis of BitFuFu’s financial performance in 2022 by Bitcoin price would be as follows:

Average Bitcoin price for the second half of 2022 (US$)	20,000	25,000	30,000	35,000	40,000	45,000
Revenue of year 2022 (million US$)	250.54	271.07	291.59	312.11	332.64	353.16
Net profit of year 2022 (million US$)	11.73	22.09	32.44	42.8	53.15	63.51
EBITDA of year 2022 (million US$)	38.53	53.38	68.17	82.96	97.75	112.54
2022E Dec. ARR* (million US$)	328.53	385.55	442.57	499.47	556.49	613.39

*BitFuFu’s 2022 December ARR is calculated as December 2022 revenue x 12, based on the assumed respective average Bitcoin price for the second half of 2022.

As the fluctuation of Bitcoin price is expected to affect the purchase and selling prices of miners and the cost of hash rate, a decrease in Bitcoin price will allow BitFuFu to expand its miner fleets and hash rate capacity at reasonable price, which is expected to help BitFuFu compensate potential operating loss associated with the drop in Bitcoin price. Therefore, BitFuFu does not plan to amend its financial projection for 2022. BitFuFu’s business and financial projections are subject to risks related to fluctuation of Bitcoin price and BitFuFu’s ability to execute its expansion plan and procure advanced miners at reasonable costs, BitFuFu has revised disclosure on page 104 of the Revised Draft Registration Statement to include relevant risks factors.

Business

Cloud-mining Services, page 118

2. Disclosure revised in response to prior comment 4 identified Chainup Pte. Ltd. as the customer that accounted for 30% of Bitfufu’s 2021 revenue. While your response to comment 10 of our letter dated May 4, 2022 indicated that you have a standard service agreement with this customer, please revise to summarize the material terms of this service agreement, including the term of the agreement, any minimum purchase commitments and termination provisions.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on page 116 of the Revised Draft Registration Statement.

Employees, page 122

3. You state here that you have 30 full-time employees who are primarily located in Singapore. Please tell us whether any employees are located in China or Hong Kong, and if so, quantify the number of employees located in these countries.

RESPONSE: The Company respectfully submits that all of BitFuFu’s 27 full-time employees are engaged by its subsidiary in Singapore and primarily work in BitFuFu’s Singapore office during their employment terms.

Compliance Infrastructure, page 122

4. We note your response to prior comment 6. Please revise to clarify whether your verification process requires users to provide government issued photo identification to verify identity. In addition, more clearly discuss your identity verification procedures. For example, explain in greater detail how your designated employees cross reference or otherwise verify the information provided by customers.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on page 120 of the Revised Draft Registration Statement.

Enforceability of Civil Liabilities Under U.S. Securities Laws, page 214

5. Your response to comment 29 of our letter dated May 4, 2022 states that following the business combination one independent director of Bitfufu is expected to reside in mainland China. Please revise this section and the risk factor on page 80 to specifically note that one independent director of Bitfufu is expected to reside in mainland China and discuss the difficulty of bringing actions and enforcing judgments against an individual who resides in mainland China.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on pages 78 and 208 of the Revised Draft Registration Statement.

Note 2. Summary of Significant Accounting Policies

(g) Digital Assets, page F-42

6. We note your expanded disclosure in response to prior comment 12 states that you perform an analysis each quarter to indicate whether that it is more likely than not that your digital assets are impaired. Please explain why you do not perform this analysis more frequently. Refer to ASC 350-30-35-18 and 35-18B. In this regard, please explain why you do not write down digital assets to fair value whenever there are observable transactions in which an identical asset is bought and/or sold at less than its carrying amount thereby monitoring within reporting periods.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-42.

BitFuFu respectfully advises the Staff of the following reasons for its quarterly impairment policy:

The prices of digital assets fluctuate constantly and the daily, weekly and monthly price variations may be very significant. Although the prices of Bitcoin and other digital assets decrease considerably in recent months, the trend is generally consistent with the fluctuation of equity markets. There has been no significant change in the value propositions behind Bitcoin and other digital assets and there is no industry consensus that there has been a definitive trend in terms of where the value of digital assets is generally heading in mid or long term. Therefore, the Company believes that quarterly evaluation of impairment is of a reasonable time interval, as the price fluctuations in a quarter have largely reflected the expectations of digital asset holders and buyers, the industry development, regulatory environment and macroeconomic factors as of the quarterly balance sheet date.

Because of the large fluctuation of the prices of digital assets and the uncertain long term trend, the Company does not believe it will necessarily better reflects the long term value of the Company’s financial positions through more frequent impairment analysis or writing down digital assets to fair value whenever there are observable transactions. Instead it will impose undue burden on the Company and may potentially distort the real value of the Company’s financial position because once an impairment loss is recognized, it will not be reversed until the digital asset is disposed of.

BitFuFu further advises the Staff that if there has been an observed definitive trend that the value of certain digital assets decrease irreversibly and significantly, leading to a material decline in the price, BitFuFu will promptly conduct impairment analysis and test when such event happens and account for impairment loss accordingly.

(l) Revenue recognition

Cloud mining solutions, page F-43

7. We note your response to prior comment 13 and continue to evaluate your analysis. Please tell us whether the mining pools that the customers can select from is restricted or limited. Tell us whether the customer has recourse against you if the mining pool operator fails to perform as contracted. Confirm that the mined digital asset is never in your possession or control even if only momentarily. Tell us whether all customers are required to prepay for your services. In addition, we note that you participate in mining pools for your self¬mining business. Please tell us and revise to disclose how you are recognizing this revenue. Describe the payment mechanism you have with the mining pool operator. Clarify the type of digital asset that is being mined (e.g., Bitcoin). Tell us and disclose the amount of revenue recognized from self-mining.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure to explain how we recognize self-mining revenue on page F-46 of the Revised Draft Registration Statement and added disclosure on pages 113 and 115 of the Revised Draft Registration Statement to include the amount of self-mining revenue recognized for the four months ended June 30, 2022. There were no self-mining activities performed in the 2020 Period or 2021.

BitFuFu respectfully advises the Staff of the following details of its cloud-mining services:

1)	BitFuFu does not impose restrictions or limitations on the mining pools that its customers can choose from. Currently, BitFuFu recommends three mainstream pools (AntPool, F2Pool and Poolin) to its customers. If any customer intends to connect their purchased hash rate to a mining pool that is not included on the recommended list of mining pool, BitFuFu will assess its technical feasibility (e.g., whether BitFuFu can enable its customer to monitor operating data of such mining pool and verify the amount and output of hash rate in operations). If it is technically feasible, BitFuFu will connect the customer’s purchased hash rate to its desired mining pool. As of the date of this submission, BitFuFu has not received any requests from customers to connect with mining pools outside the recommendation list.

2)	Once a customer selects a mining pool of which to connect its purchased hash rate, the customer will separately enter into an agreement with the chosen mining pool. If the mining pool operator fails to perform its obligation, a customer may seek recourse against the mining pool operator pursuant to the agreement between the customer and the mining pool. A customer does not have recourse against BitFuFu with respect to non-performance by the mining pool operator, as BitFuFu is not a party to the customer’s contractual relationship with the mining pool. In accordance with BitFuFu’s cloud mining service agreement with its customers, BitFuFu is only responsible for delivering the specified hash rate purchased by its customers to the designated mining pools, and BitFuFu is not responsible for the output of the mining pool or the act of mining pool operator.

3)	As disclosed on page F-52 and page 118, BitFuFu temporarily holds mining rewards of customers on their behalf if such customers do not have their own digital asset wallets. The digital assets held on customers’ behalf are recorded as “digital assets held on behalf of customers” and “customer deposits of digital assets” on BitFuFu’s Balance Sheet and corresponding notes of its financial statements. If a customer does not designate BitFuFu to hold and receive mining rewards on its behalf, the customer may instruct the mining pool operator to distribute its mining rewards directly to the customer’s own digital wallets, in such cases the mining rewards are never in BitFuFu’s possession or under its control.

BitFuFu requires the majority of its customers to prepay for its cloud mining services. However, BitFuFu allows a small number of major customers to settle payment on account where services delivered in the prior month must be settled by the tenth day of the following month.

8. Please tell us whether there is a separate fee or charge for electricity that your customers pay to you. If so, please tell us and disclose how you are accounting for that service.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that BitFuFu does not separately provide electricity as a service and does not charge separate electricity fee to its customers. Accordingly, BitFuFu does not separately account for such services.

9. Please revise your disclosures to explain how you measure revenue that is recognized over time. We refer you to ASC 606-10-25-31 to 25-37.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-44 of the Revised Draft Registration Statement.

Leasing of mining equipment, page F-44

10. We have reviewed your response to prior comment 16. Please provide a detailed analysis that explains how you determine the lease classification for the equipment. We refer you to ASC 842-30-25. In this regard, we note that you receive an upfront payment and recognize the revenue straight-line over the term while only presenting a minimal amount of lease equipment. Please advise or revise. In addition, provide the disclosures required by ASC 842-20-50.

RESPONSE: The Company acknowledges the Staff’s comment and has added disclosure on page F-43 and F-45 of the Revised Draft Registration Statement.

BitFuFu respectfully submits that it classifies each separate lease component at the commence date of lease arrangement. BitFuFu’s leasing business of mining equipment only provides two to four months’ short-term lease to customers with fixed monthly lease payments. The lease did not transfer the ownership of the underlying asset to the customers nor does it include an option for customers to purchase the underlying asset that the lessee is reasonably certain to exercise. In addition, the sum of the lease payment is much lower than the fair value of the underlying asset. There was no residual value guaranteed by BitFuFu or any other third party. Based on the above analysis, the leasing of mining equipment is classified as an operating lease.

BitFuFu conducted its leasing business only in the first half of 2021. It leased a number of mining machines from suppliers for a period less than six months. All lease terms were expired before June 2021 and all leased equipment were returned to suppliers prior to June 30, 2021. Accordingly, there was no lease assets included on BitFuFu’s balance sheets for the leased equipment as of December 31, 2020 and 2021, respectively. BitFuFu employed the practical expedient for leases with terms for less than one year and did not account for such leases as right of use assets with corresponding lease obligations. In 2021, rent cost of US$7.9 million was recognized in the income statement of the BitFuFu.

Selling of mining equipment, page F-44

11. We note your response to prior comment 15 and continue to evaluate your analysis.

RESPONSE:N/A

Note 3. Digital Assets, page F-47

12. We have reviewed your response to prior comment 17. Please provide us with a more detailed analysis that supports your conclusion that your stablecoins, or USDT are crypto assets. That is, clarify how USDTs are designed to maintain a stable value relative to the US Dollar when there is no contractual right to cash. Please describe the contractual rights for the USDT including limits on redemptions in cash.

RESPONSE: The Company acknowledges the Staff’s comment and respectfully submits the following summary of USDT, which is extracted from Tether’s website or declarations.

USDT is a digital asset issued by Tether Holdings Limited (“Tether”). Tether declares that all USDT are pegged at 1-to-1 ratio with a matching fiat currency (e.g., 1 USDT = 1 USD) and are backed 100% by Tether’s reserves. The reserves match or exceed the amount required to redeem all Tether tokens in circulation. According to information published by Tether, 85.64% of Tether’s reserves are cash, cash equivalents, other short-term deposits and commercial paper, among which 55.53% are U.S. treasury bills. Tether issues regular assurance opinions every quarter for its consolidated reserves report. The assurance opinions are carried out by Moore Cayman.

In order to cause USDT to be issued or redeemed directly by Tether, one must be a verified customer of Tether. The right to have USDT redeemed or issued is a contractual right personal to the verified customer. Tether reserves the right to delay the redemption or withdrawal of USDT if such delay is necessitated by the illiquidity or unavailability or loss of any reserves held by Tether to back the USDT, and Tether reserves the right to redeem USDT by in-kind redemptions of securities and other assets held in the reserves.

However, BitFuFu account for USDT as digital assets like other coins as Bitcoin or ETH to be a prudent accounting treatment.

13. Please tell us why the sales receipts amounts in the reconciliation table do not agree to the Revenue recognized in digital assets payment as presented on your statements of cash flows nor to the amount of revenue recognized. Please reconcile these three amounts and revise your disclosures if necessary. Also, tell us why the cryptocurrencies increases or decreases as a result of converting from or to fiat currencies are not presented within your statements of cash flow.

RESPONSE: The Company acknowledges the Staff's comment and has revised the disclosure on page F-39 and add disclosure of reconciliation on F-50 of the Revised Draft Registration Statement.

The amount of Revenue recognized in digital assets payment in Note 8 of page F-54 represents how much of the revenue recognized by BitFuFu is paid in digital assets or will be paid in digital assets (e.g. as presented in Account Receivables). It can be reconciliated to Digital assets received from customers for products and services on page F-49 as set forth below (take year 2021 for example):

1)	Revenue recognized in digital assets payment of US$91,183,384, minus
2)	digital asset revenue to be received and presented in the Accounts Receivable balance of US$12,386,322, plus
3)	digital asset received but accounted for Deferred Revenue of US$5,240,961 equal to Digital assets received from customers for products and services of US$84,038,023.

Note 11. REVENUE BY CATEGORIES

2) Revenue by jurisdictions, page F-51

14. We note your expanded table to show revenue by jurisdictions in response to prior comment 19. Disclose the basis for attributing revenues from external customers to individual countries. Refer to ASC 280-10-50-41.a.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page F-54 of the Revised Draft Registration Statement.

General

15. We note your response to comment 29 of our letter dated May 4, 2022. Specifically, this response states that Bitfufu does not currently provide service to customers located in mainland China and that upon the completion of the business combination, Bitfufu does not expect to generate revenue from mainland China or Hong Kong. Disclosure added to page F-51 indicates that Bitfufu generated 17% and 12% of its revenue for the fiscal year ended December 31, 2021 from mainland China and Hong Kong, respectively. Please revise Bitfufu’s MD&A to clarify that you no longer expect to generate revenue from either of these countries and discuss the impact this is expected to have on the company.

RESPONSE: The Company acknowledges the Staff’s comment and has revised the disclosure on page 128 of the Revised Draft Registration Statement

16. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

RESPONSE: The Company acknowledges the Staff’s comment. The Company’s sponsor is not, nor is controlled by, nor has substantial ties with a non-U.S. person. However, certain of the Company’s directors are citizens of countries other than the United States. Moreover, BitFuFu is an exempted company incorporated in the Cayman Islands with limited liability, with subsidiaries in Singapore and the United States. Accordingly, the Company has added risk factor disclosure beginning on page 72 of the Revised Draft Registration Statement.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 or Dan Ouyang at Wilson Sonsini Goodrich & Rosati at + (852) 3972-4955 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP